Date: 2018-04-23

US Securities and Exchange Commission
100 F Street, N.E. Washington, DC 20549

Re: Notice of disclosure filed under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LM Ericsson Telephone Company has made disclosure pursuant to those provisions in its report on Form 6-K dated April 23, 2018 containing its quarterly report for the first quarter of 2018.

Respectfully submitted,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ Carl Mellander	/s/ Xavier Dedullen
Name: Carl Mellander	Name: Xavier Dedullen
Title: Senior Vice President, Chief Financial Officer	Title: Senior Vice President, Chief Legal Officer